

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   June 8, 2016

Paul K. Danner, III
Chief Executive Officer
Alliance MMA, Inc.
590 Madison Avenue, 21ˢᵗ Floor
New York, NY 10022

> **Re: Alliance MMA, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 12, 2016**
> **CIK No. 0001674227**

Dear Mr. Danner:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Prospectus Cover Page

3. Please tell us whether you intend to circulate a preliminary prospectus, and tell us when you intend to determine the offering price of the common stock. In that regard, we note your disclosure that "[i]t is currently estimated that the initial public offering price per share will be $4.50."

4. We note your disclosure on pages 55, 59 and 62 about a possible underwriter's over-allotment option. If such an arrangement exists, please indicate that here and disclose the amount of additional shares that the underwriter may purchase under the arrangement. Refer to Item 501(b)(2) of Regulation S-K.

Prospectus Summary, page 1

Our Company, page 1

5. Please revise your filing to distinguish between your historical operations and your planned future operations. For example, we note your disclosure that "Alliance has created a developmental league for professional MMA fighters and a feeder organization to the Ultimate Fighting Championship" by combining the Target Companies. As the Target Companies have not been combined yet, please revise this statement to reflect that it is your intention to create a developmental league and feeder organization as discussed in other sections of the prospectus. As another example, you state on page 3 that by conducting over 65 events annually and sending a number of fighters to elite promotions such as the UFC and Bellator, you "are able to" guarantee multiple fights to top prospects and attract high-quality fighters. Please revise to clarify whether this statement reflects historical operations or planned future operations.

6. Please disclose which of the Target Companies is ranked in the top 40 of regional MMA promotions internationally. Also, disclose who determined the rankings and briefly discuss how they were determined.

The MMA Industry, page 3

7. Please provide the sources for the data provided in the second paragraph in this section, and in the third paragraph and the first and last sentence of the fourth paragraph on page 33 in the Business section that begins on page 32.

Risks Related to Our Business, page 7

8. Please include risk factor disclosure regarding potential liability in the event of accidents or injuries occurring during your events, or tell us why this does not present a material risk.

Use of Proceeds, page 18

9. We note that you have identified the use of only a portion of the proceeds from this offering. Please state the principal purposes for which the net proceeds are intended to be used and the approximate amount to be used for each such purpose. Please also revise to indicate the order of priority of the listed purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 24

Note 3: Identifiable Intangible Assets, page 26

10. We note that customer contracts and relationships, select employment arrangements and non-compete agreements, as well as the intellectual property rights of video libraries compose the significant majority of intangible assets for businesses in your industry. We also note disclosure in Note 2 that you have assigned value to the above intangible assets; however, the table on page 26 designates the total amount allocated to intangible assets as intellectual property associated with video libraries. Please tell us why a portion of the purchase price has not been allocated to intangible assets separate from goodwill for any of the above assets in accordance with ASC 805-20-25-10.

Management's Discussion and Analysis, page 28

11. Please revise to present the information required by Item 303 of Regulation S-K for Alliance MMA, Inc. (since inception), for each of the target companies, and then a on a pro forma basis to discuss the combination of the entities for all periods presented.

Business, page 32

Our Strategy, page 34

12. If material, please disclose the terms of any contract to which any of the Target Companies is a party. For example, we note your references in this section to established television arrangements and multi-fight agreements.

Acquisition of Target Companies' Businesses, page 36

13. We note your disclosure that the purchase price for each business you are acquiring will be subject to upward adjustment in the event that such business exceeds certain gross profit thresholds agreed upon by you and the related Target Company. Please disclose the relevant gross profit thresholds for each business, or tell us why you do not believe that such information is material.

14. We note your statement that Mr. Schneider has committed to generating at least $100,000

in net income from the Cage Tix business in 2016. Please revise to describe the nature of this commitment, and whether it is enforceable.

Acquisition of Certain Media Fight Libraries, page 38

15. Please disclose what Sherdog is in this section.

Summary of the Terms of the Acquisition Agreements, page 40

16. We note your disclosure regarding the executive employment agreements that you will enter into in connection with the acquisitions of the Target Companies. We also note your disclosure that you may terminate an executive employment agreement "only for cause which will include the failure to achieve certain gross profit targets for the regional promotion that the executive is overseeing." However, such disclosure does not appear to be consistent with the form employment agreements filed with the asset purchase agreements. For example, such agreements contemplate amounts payable to the executives upon termination without cause, and do not appear to contemplate termination upon failure to achieve gross profit targets. Please revise or advise.

17. Please file the trademark license agreement referenced in this section.

Facilities, page 42

18. Please disclose the material terms of the lease agreements that you will assume when you acquire the Target Companies if such leases are material.

Management, page 43

19. We note your disclosure that Messrs. Gracie, Shefts, Tracy and Watson will become directors upon the closing of the offering. Please file consents for Messrs. Gracie, Shefts, Tracy and Watson. Refer to Rule 438 under the Securities Act of 1933.

20. Please disclose the term of office for each director and officer and describe briefly any arrangement or understanding between the director or officer and any other person (naming such person) pursuant to which he or she was to be selected as a director or officer. Refer to Items 401(a) and 401(b) of Regulation S-K.

21. With respect to Mr. Danner, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Director Independence, page 46

22. We note your disclosure that the Board of Directors has determined that each of your
    directors is independent as defined under Nasdaq Rules yet it appears that your CEO is
    one of your directors. Please revise or advise.

Compensation of Executive Officers, page 49

23. Please describe the payments due to each of your named executive officers upon
    termination of employment without cause. For example, we note that your employment
    agreement with Paul Danner, filed as Exhibit 10.11, provides for such payments.

Principal Stockholders, page 55

24. We note your disclosure that the percentage ownership information in the table is based
    on the number of common stock outstanding as of December 31, 2015. Please provide
    this information as of the most recent practicable date prior to your next amendment.

Underwriting, page 62

25. We note your disclosure of an underwriter over-allotment option. If such an arrangement
    exists, please indicate that here and disclose the amount of additional shares that the
    underwriter may purchase under the arrangement. Also, present maximum-minimum
    information in a separate column to the underwriter compensation table based on the
    purchase of all or none of the shares subject to the arrangement and describe the key
    terms of the arrangement in the narrative. Refer to Instruction 3 to Item 508(e) of
    Regulation S-K.

26. Please revise to clarify the minimum bid price to have your shares of common stock
    listed on the Nasdaq Capital Market. In that regard, you reference a bid price of $4.50
    per share in this section, and you reference a bid price of $4.00 per share on page 13.

Part II

Item 14. Indemnification of Directors and Officers, page 65

27. We note your statement that the information provided in this section is subject to the
    detailed provisions of Section 145 of the DGCL. It is not appropriate to qualify your
    disclosure by reference to information that is not included in the prospectus or filed as an
    exhibit to the registration statement. Please revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page 67

28. We note your disclosure that the company was formed in February 2015 and that there

are 5,289,136 shares outstanding yet the only disclosure in this section discusses the shares of common stock that will be issued in connection with the acquisition of the Target Companies. Please revise or advise.

Signatures, page 68

29. There should be two parts to the signature page. The first half must be executed by an officer of the registrant on behalf of the registrant. The second half must contain the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller in their individual capacities as well as at least a majority of your board of directors. Please revise the signature page accordingly. Refer to the Signatures section of Form S-1.

Exhibits

30. Please file your escrow agreement with Signature Bank.

31. Please file executed versions of Exhibits 10.2 – 10.13. We note that Exhibits 10.2 – 10.9 reference schedules but do not contain any schedules with the exception of Exhibit 10.6. If schedules exist for the other exhibits, please re-file these exhibits with the schedules, or tell us why you do not believe they are required to be filed. Refer to Item 601(b) of Regulation S-K.

32. Please also file the executive employment agreement entered into with Mr. Haydak as an exhibit or tell us why you are not required to do so.

Exhibit 10.10

33. We note that certain schedules in this agreement refer to attachments which are not included. Please re-file or advise as to why you do not believe that they are required to be filed.

Exhibit 10.13

34. We note that there is a Schedule A referenced in this promissory note but no Schedule A is attached. Please re-file or advise.

Financial Statements

35. We note that you consider Alliance MMA, Inc. the acquiring entity in the proposed acquisitions of the target companies. Please tell us how you made this determination in accordance with the guidance in ASC 805-10-55-13 through 15.

It appears that Bang Time Entertainment, LLC, CFFC Promotions, LLC, and Go Fight Net, Inc. may be co-predecessors to Alliance MMA, Inc. based on their size relative to the combination of the target companies. As co-predecessors, information required in accordance with Rule 8-01 of Regulation S-X would be required to be provided in the Form S-1 and future periodic reports. Please advise as to your consideration of this matter.

We note that you have labeled the pro forma financial statements giving effect to the transactions with the target companies as "combined." This label refers to financial statements of a combined group of commonly controlled entities or commonly managed entities presented as those of a single economic entity. Please revise.

Other

36. Please update the financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Robert L. Mazzeo, Esq.